FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 17, 2006
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Energy Announces Senior Executive Appointment NEWS RELEASE NUMBER 02-06 January 17, 2006

CALGARY, ALBERTA - Provident Energy Trust (TSX-PVE.UN; NYSE-PVX) is pleased to announce the appointment of David I. Holm to the newly-created position of Executive Vice President, Finance and Strategy, effective February 1, 2006. Mr. Holm will be responsible for overseeing corporate functions at Provident, including finance, strategy, planning, business development, risk management, and communications.

“David brings tremendous strategic and financial leadership skills to Provident,” said Provident Chief Executive Officer Tom Buchanan. “With his 20 years of experience in investment banking and securities law and his involvement in countless oil and gas business transactions and financings, he will add great strength to our executive team.”

Mr. Holm spent the last six years in investment banking, most recently as a Managing Director, North American Energy, with TD Securities. He has advised on numerous major transactions in the oil and gas industry, including both upstream and midstream activity. Prior to his move into investment banking, Mr. Holm practiced transactional and securities law for 15 years, including serving as a partner with Macleod Dixon. He has served as corporate secretary for two public corporations and as a director for two large private energy companies. He was seconded to the Alberta Securities Commission and has also served as Chairman of the Securities Section of the Canadian Bar Association.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: January 17, 2006	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary